Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-143315
7,250,000 Shares
CENTURY ALUMINUM COMPANY
Common Stock
On May 31, 2007, an agreement was reached in the rate case pending before the West Virginia Public Service Commission, or PSC, previously disclosed in Century Aluminum Company’s preliminary prospectus dated May 29, 2007, on proposed adjustments to the tariff rate paid by purchasers of electrical power from Appalachian Power Company, or APCo. APCo supplies all of the electrical power requirements for Century Aluminum of West Virginia, Inc.’s (CAWV) Ravenswood smelter. In the rate case, APCo requested an increase in the tariff rate established in July 2006 for pollution control additions and higher than anticipated increases in fuel, purchased power and capacity charges. The agreement, which remains subject to final approval by the PSC, would be effective July 1, 2007 and would increase the special contract rate for CAWV by approximately 10%. The rate case does not affect CAWV’s right to be excused from or defer the payment of a portion of the tariff rate, including the additional increase that would be effective July 1, 2007, if aluminum prices as quoted on the London Metal Exchange fall below pre-determined levels. Management does not believe that the higher costs that could result due to the tariff rate increase will have a material adverse effect on Century Aluminum Company’s financial condition, results of operations, or liquidity.
Cautionary Statement
This issuer free writing prospectus may contain “forward-looking statements” within the meaning of U.S. federal securities laws. The company has based its forward-looking statements on current expectations and projections about the future; however, these statements are subject to risks, uncertainties and assumptions, any of which could cause the company’s actual results to differ materially from those expressed in its forward-looking statements. More information about these risks, uncertainties and assumptions can be found in the risk factors and forward-looking statements cautionary language contained in the company’s Annual Report on Form 10-K and in other filings made with the Securities and Exchange Commission. The company does not undertake, and specifically disclaims, any obligation to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date such forward-looking statements are made.
We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at (800) 221-1037 or Morgan Stanley & Co. Incorporated toll free at (866) 718-1649.